AIRTHIUM INC. AND SUBSIDIARY

**Independent Auditor's Report
and Consolidated Financial Statements**

Years Ended December 31, 2023 and 2022



AIRTHIUM INC. AND SUBSIDIARY

Independent Auditor's Report
and Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

TABLE OF CONTENTS

IAS
Certified Public Accountants

T: 773 904 2000
F: 773 868 3840
www.intlattest.com

main office
1700 W. Irving Park Rd.
Suite #209A
Chicago, IL 60613

downtown office
200 S. Wacker Drive
Suite #1375
Chicago, IL 60606

<u>Independent Auditor's Report</u>

Board of Directors
Airthium Inc. and Subsidiary
Les Loges-en-Josas
France

Opinion

We have audited the accompanying consolidated financial statements of Airthium Inc. and Subsidiary (the "Company"), which comprise the consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive loss, the consolidated statements of changes in shareholders' equity (deficiency), and the consolidated statements of cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Airthium Inc. and Subsidiary as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Airthium Inc. and Subsidiary and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Airthium Inc. and Subsidiary's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

IAS
Certified Public Accountants

T: 773 904 2000
F: 773 868 3840
www.intlattest.com

main office
1700 W. Irving Park Rd.
Suite #209A
Chicago, IL 60613

downtown office
200 S. Wacker Drive
Suite #1375
Chicago, IL 60606

Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Airthium Inc. and Subsidiary's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Airthium Inc. and Subsidiary's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Report on Supplementary Information
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The consolidated schedules of selling, general and administrative expenses are presented for purposes of additional analysis and are not a required part of the financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements, or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

International Attest Solutions, LLC

Chicago, Illinois
April 24, 2024

AIRTHIUM INC. AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2023 and 2022

ASSETS

	2023	2022
Current assets		
Cash	$ 3,170,156	$ 309,071
Account receivables	-	-
Prepaid expenses and other assets	87,233	52,289
Refundable VAT tax	52,571	26,090
Other	17,070	-
Refundable income taxes (Note 6)	345,544	342,099
Total current assets	3,672,574	729,549
Non-current assets		
Security deposit	39,274	36,806
Property and equipment, net (Note 2)	87,001	59,560
Right-of-use lease asset (Note 2)	1,227,967	1,341,381
Total non-current assets	1,354,242	1,437,747
	$ 5,026,816	$ 2,167,296

The accompanying notes are an integral part
of the financial statements

AIRTHIUM INC. AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2023 and 2022

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

	2023	2022
Current liabilities		
Government loan, current portion (Note 4)	$ 107,471	$ 107,471
Operating lease liability - current (Note 5)	97,616	86,121
Accounts payable	9,354	3,026
Accrued expenses		
Employee compensation	55,494	59,691
Other	47,186	40,007
Total current liabilities	317,121	296,316
Non-current liabilities		
Operating lease liability - non-current (Note 5)	1,187,016	1,284,633
Shareholders' advances	8,246	8,246
Government loan, non-current portion (Note 4)	188,573	295,546
"SAFE" Agreements (Note 10)	6,444,189	2,231,697
Total non-current liabilities	7,828,024	3,820,122
Shareholders' equity (deficiency)		
Common stock, no par value,		
10,000,000 shares authorized; 8,516,074 shares		
issued and outstanding	85	85
Additional paid-in capital	11,141	11,141
Accumulated deficit	(3,076,813)	(1,852,858)
Accumulative other comprehensive adjustments	(52,742)	(107,510)
Total shareholders' equity (deficiency)		
(Exhibit C)	(3,118,329)	(1,949,142)
	$ 5,026,816	$ 2,167,296

The accompanying notes are an integral part
of the financial statements

- 3 -

AIRTHIUM INC. AND SUBSIDIARY

Consolidated Statements of Operations and Comprehensive Loss

Years Ended December 31, 2023 and 2022

	2023	2022
Revenues		
Sales	$ 30,694	$ 18,908
Government grants (Note 3)	21,648	10,538
Tax credits (Note 6)	321,933	336,103
Total revenues	374,275	365,549
Expenses (income)		
Selling, general and administrative expenses (Schedule B-1)	1,549,741	1,182,255
Other (income) expense	(1,390)	9,294
Gain on adjustment of additional paid-in capital	-	(19,995)
Foreign exchange loss (income)	541	(33)
Interest expense	49,338	24,994
Total expenses, net	1,598,230	1,196,515
Net loss (Exhibit C)	(1,223,955)	(830,966)
Other comprehensive adjustments, net of tax		
Foreign currency translation adjustments	54,768	(78,822)
Comprehensive loss	$ (1,169,187)	$ (909,788)

The accompanying notes are an integral part
of the financial statements

Exhibit C

AIRTHIUM INC. AND SUBSIDIARY

Consolidated Statements of Changes in Shareholders' Equity (Deficiency)

Years Ended December 31, 2023 and 2022

	Common Stock	Additional Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balances at December 31, 2021	$ 85	$ 31,136	$ (1,021,892)	$ (28,688)	$ (1,019,359)
Net loss (Exhibit B)	-	-	(830,966)	-	(830,966)
Correction additional paid in capital	-	(19,995)	-	-	(19,995)
Foreign currency translation adjustment	-	-	-	(78,822)	(78,822)
Balances at December 31, 2022 (Exhibit A)	85	11,141	(1,852,858)	(107,510)	(1,949,142)
Net loss (Exhibit B)	-	-	(1,223,955)	-	(1,223,955)
Foreign currency translation adjustment	-	-	-	54,768	54,768
Balances at December 31, 2023 (Exhibit A)	$ 85	$ 11,141	$ (3,076,813)	$ (52,742)	$ (3,118,329)

The accompanying notes are an integral part
of the financial statements

AIRTHIUM INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years Ended December 31, 2023 and 2022

	2023	2022
Cash flows from operating activities		
Net loss	$ (1,223,955)	$ (830,966)
Adjustments to reconcile net loss		
to net cash for operating activities		
Depreciation and amortization	19,453	18,994
Right-of-use lease operating accrual to cash	27,292	29,373
Additional paid in capital correction	-	(19,995)
Loan opening balance correction	-	31,049
Prepaid expenses and other	(81,940)	(204,863)
Foreign currency translation adjustment	54,768	(78,822)
Increase (decrease) in liabilities		
Accounts payable	6,328	(3,919)
Accrued expenses	2,982	26,140
Total adjustments to net loss	28,883	(202,043)
Net cash used for operating activities	(1,195,072)	(1,033,009)
Cash flows for investing activities		
Security deposit	(2,468)	(36,806)
Property acquisitions	(46,894)	(20,821)
Net cash used for investing activities	(49,362)	(57,627)
Cash flows from financing activities		
Loan payable	(106,973)	(26,868)
Shareholders' advances	4,212,492	479,376
Net cash provided by financing activities	4,105,519	452,508
Net increase (decrease) in cash	2,861,085	(638,128)
Cash at beginning of years	309,071	947,199
Cash at end of years	$ 3,170,156	$ 309,071

The accompanying notes are an integral part
of the financial statements

Consolidated Statements of Cash Flows (Continued)

Years Ended December 31, 2023 and 2022

Supplemental disclosure of cash flow information:

	2023	2022
Interest paid	$ 54,095	$ 24,994
Income taxes refunded	(342,099)	(151,837)

Cash and cash equivalents, if any, include highly liquid investments with maturities of three months or less.

As of January 1, 2022, in accordance with *ASU No 2016-02, Leases (Topic 842)*, the Company recorded a right-of-use lease asset of $1,370,754 and a related operating lease liability of $1,370,754 as a non-cash investing and financing activity.

The accompanying notes are an integral part
of the financial statements

NOTE 1 – SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of Airthium Inc. (the "Company") and its wholly owned subsidiary Airthium SAS (incorporated in March 2016). All significant intercompany balances and transactions have been eliminated. Airthium Inc. was incorporated in Delaware in May 2017.

Business Operations

The Company's objective is to develop and market a new kind of high temperature heat pump, designed to replace or work alongside gas-fired steam boilers in medium to large scale industrial applications. Those applications include, but are not limited to, food and beverage, mining, chemical and paper manufacturing, where steam and hot air between 100 and 550°C are heavily used. The Company's decarbonized steam boiler allows those industrial users to save both on their CO2 emissions, and when the conditions allow it, on their energy bills.

For the long-term (several years), the Company still plans to build and market seasonal energy storage systems to large-scale solar and wind project owners, to turn their facilities into 100% renewable baseload power plants. This would allow the plant owners to collect a premium for the reliability of the electricity supplied all year long to their customers. The Stirling engine at the core of those seasonal energy storage systems would be very similar to the Stirling engine at the core of the heat pump currently being developed by the Company to serve the industrial heat market.

Property and Depreciation

Property and equipment are stated at cost and depreciated using straight-line methods over their estimated useful lives. Leasehold improvements are depreciated over the life of the underlying lease. Other property and equipment are depreciated over 3-5 year periods. Expenditures for repairs and maintenance are expensed as incurred.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

For each tax position, management must determine whether it is more likely than not that the position will be sustained on audit based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is then measured to determine the amount of benefit to recognize in the financial statements. Interest and penalties, if any, related to federal and state income taxes, are recorded in income tax expense.

NOTE 1 – SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with the generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising

Advertising costs are expensed when incurred. Advertising expenses were $132,311 and $57,791 for 2023 and 2022, respectively.

Foreign Currency Translation and Transactions

The financial statements of the Company's foreign subsidiary are measured using the local currency as the functional currency. Assets and liabilities of the subsidiary are translated at exchange rates as of the balance sheet date. Revenues and expenses are translated at average rates of exchange in effect during the year. Current and cumulative translation adjustments net of tax effects have been recorded as a separate component of shareholders' equity under accumulated other comprehensive adjustments. Other foreign currency transaction gains or losses are included in consolidated net income.

Stock Options

The Company accounts for stock-based compensation in accordance with *ASC 718, Compensation - Stock Compensation*. Under the fair value recognition provisions of *ASC 718*, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

NOTE 1 – SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Change in Accounting Principle

In February 2016, the Financial Accounting Standards Board (FASB) issued *ASU No 2016-02, Leases (Topic 842)* to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. The new standard is required to be applied using a modified retrospective, with two permissible adoption methods: (1) apply the lease standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements; or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard. The standard is effective for the Company for periods beginning after December 15, 2021.

The Company adopted the new standard on January 1, 2022, using the second modified retrospective method noted above. As a result of the adoption of the new lease accounting guidance, the Company recognized on January 1, 2022: (a) a lease liability of approximately $1,370,754, representing the present value of remaining lease payments, which approximate $1,717,626, discounted at the Company's annual borrowing rate of approximately 4%, and (b) a right-of-use asset of approximately $1,370,754.

The Company determines if an arrangement is a lease at inception. Operating leases are included in right-of-use ("ROU") lease assets, current portion of lease obligations and long-term lease obligations on the Company's balance sheets. The ROU lease asset represents the Company's right to use an underlying asset for the lease term, and lease obligations represent the Company's obligation to make lease payments arising from the lease. Operating ROU lease assets and obligations are recognized at the commencement date based on the present value of the lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, the Company uses its borrowing rate, based on information available at the commencement date, in determining the present value of lease payments. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Accounting Standard Adopted in 2023

On January 1, 2023, the Company adopted *ASU 2016-13 Financial Instruments-Credit Losses (Topic): Measurement of Credit Losses on Financial Instruments (ASC 326)*. This standard replaced the incurred loss methodology with an expected loss methodology referred to as current expected credit loss (CECL) methodology. CECL requires an estimate of credit losses for the remaining estimated life of the assets using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets. Adoption was made using the modified retrospective approach and had no effect on opening retained earnings.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

NOTE 1 – SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsequent Events

For the year ended December 31, 2023, the Company has evaluated subsequent events for potential recognition and disclosure through April 24, 2024, the date when the financial statements were available to be issued.

NOTE 2 – PROPERTY AND EQUIPMENT

The components of property and equipment are as follows:

	2023	2022
Industrial material	$ 108,711	$ 66,770
Furniture and fixtures	2,462	
Office equipment	33,065	30,189
	144,238	96,959
Less accumulated depreciation	57,237	37,399
Net property and equipment	$ 87,001	$ 59,560

Depreciation expense was $19,453 and $18,994 for 2023 and 2022, respectively.

	2023	2022
Right-of-use lease assets - operating	$ 1,370,754	$ 1,370,754
Less accumulated amortization	(142,787)	(29,373)
Right-of-use lease assets - operating, net	$ 1,227,967	$ 1,341,381

Amortization expense was $113,414 in 2023 and $29,373 in 2022. Amortization is reported on the statement of income as part of rent expense.

NOTE 3 – GOVERNMENT GRANTS

In 2021, the Company received a grant from the French agency (Association Nationale de la Recherche et de la Technologie – ANRT), whose purpose was to fund its research and development expenses. The revenue was recognized in 2022 and 2021 when the related expenses were incurred.

NOTE 4 – GOVERNMENT LOAN

In 2020, the Company received a loan from the French agency Banque Publique d'Investissements (BPI France) for €350,000, initially $429,884. The outstanding balance due to BPI France was €240,625 and €328,125, which converts to $296,044 and $403,017, as of December 31, 2023 and 2022, respectively. The reimbursement of the loan was deferred until November 2022 and carries interest at 2.25%. The loan is payable in 16 quarterly installments of €21,875, which converts to $26,868, plus interest at 2.25%, with final payment due in August 2026. The loan is not collateralized by any asset.

NOTE 5 – RIGHT-OF-USE ASSET AND RELATED LEASE LIABILITY

The Company recorded a right-of-use asset and related lease liability in accordance with *ASU No 2016-02, Leases (Topic 842)* starting January 1, 2022. The lease is for office and warehouse space in Villebon Sur Yvette (France). Discount rates used to calculate the liability were based on the Company's bank borrowing rates in relation to the lease term.

The following is a maturity analysis of the annual undiscounted cash flows of the operating lease liabilities as of December 31, 2023:

2024	$	147,225
2025		147,225
2026		147,225
2027		147,225
2028		147,225
2029		147,225
2030		147,225
2031		147,225
2032		147,225
2033		147,225
2034		110,420
	$	1,582,670

Shown in the financial statement as:		
Undiscounted cash payments	$	1,582,670
Less discount		(298,038)
Lease liability	$	1,284,632
Lease liability short-term	$	97,616
Lease liability long-term		1,187,016
	$	1,284,632

NOTE 6 – INCOME TAXES

Differences between book and federal tax income are as follows:

	2023	2022
Loss per books before tax	$ (1,223,955)	$ (830,966)
Research and development tax credit	(321,933)	(336,103)
Currency adjustments	(36,120)	(84,068)
Other adjustments	(46,390)	331,759
Tax loss for the years	(1,628,398)	(919,378)
Available tax loss carryforward beginning of years	(2,571,226)	(1,651,848)
Available tax loss carryforward end of years	$ (4,199,624)	$ (2,571,226)

The French subsidiary is the beneficiary of a research and development tax credit.
Due to its status as an innovating company, the tax credit is refundable before the term of three years and can be pre-funded. The tax credits were $ 321,933 and $336,103 for 2023 and 2022, respectively. Research and development tax credit balances were $345,544 and $342,099 for 2023 and 2022, respectively.

Tax years ended December 31, 2020 and forward are still open for examination in the future.

Deferred tax assets and liabilities result from the tax effects of the following differences:

	2023	2022
Loss carryforward	$ 1,142,167	$ 702,086
Less allowance	(1,142,167)	(702,086)
Net deferred assets	$ -	$ -

Due to uncertainty in future realization, the entire net deferred tax asset has been fully reserved by an allowance.

NOTE 7 – CONCENTRATION OF CREDIT RISKS

The Company maintains cash accounts with high quality financial institutions. The balances may at times exceed federally insured limits. Loss exposure is remote.

NOTE 8 – RECLASSIFICATIONS

Certain reclassifications have been made to the 2022 financial statements to conform to the 2023 financial statement presentation. Such reclassifications had no effect on the results of operations, as previously reported.

NOTE 9 – STOCK OPTIONS

In June 2019, the Company authorized the French subsidiary Airthium SAS to issue stock options. The Plan provides an incentive to attract, retain and reward employees who perform services for the Company. Initially, up to 298 shares of common stock of Airthium SAS may be issued pursuant to awards granted under the Plan. The Plan expires 10 years after adoption unless terminated earlier. As of December 31, 2023 and 2022, one beneficiary has been granted stock-options, and no options have been exercised.

In addition, the Company reserves the right to swap option shares issued from Airthium SAS for shares in Airthium Inc. at a pre-determined conversion ratio without prior consent.

During the year ended December 31, 2023, the Company entered into one additional stock-options plan. The granted option type is "Non-Qualified Stock Option". The purpose of the Plan is to encourage and enable the officers, employees, directors, consultants and other key persons of the Company and its subsidiaries, upon whose judgment, initiative and efforts the Company largely depends for the successful conduct of its business, to benefit from increases in value of the common stock. The expiration date is 48 months after the vesting commencement date of each beneficiary, except for one of the beneficiaries with a milestone vesting rule. As of December 31, 2023, 11 beneficiaries have been granted stock-options, and no options have been exercised.

The principal characteristics of the existing Stock-Option plans can be summarized as follows:

	Plan 2023	Plan 2019	Total
Authorized Shares	1,040,000	238,400	1,278,400
Options Granted	506,836	238,400	745,236
Options Exercised	-	-	-
Profit Interests Granted	-	-	-
Repurchased	-	-	-
Cancelled	12,521	-	12,521
Reallocated Cancelled Equity	-	-	-
Available for Issuance	545,685	-	545,685
Outstanding	494,315	238,400	732,715
Vested	367,557	238,400	605,957
Unvested	126,758	-	126,758
Exercise price	$ 0.15	$ 0.01	

Since the exercise prices of the granted stock-options were at fair market value, no compensation expense must be recognized for the vested stock-options. If exercised, the stock-options will have a dilutive effect on the common stock of the Company.

NOTE 10 – SIMPLE AGREEMENTS FOR FUTURE EQUITY (SAFE)

During the year ended December 31, 2017, the Company entered into 9 SAFE Agreements (Simple Agreements for Future Equity) with third parties, all of them accredited investors or investment funds. Then, during the years ended December 31, 2021 and December 31, 2022, the Company entered into additional SAFE Agreements with both accredited and unaccredited investors via an equity crowdfunding campaign on the US platform Wefunder. During the year ended December 31, 2023, the Company entered into 15 additional SAFE Agreements with both accredited and unaccredited investors via an equity crowdfunding campaign on the US platform Wefunder, and directly with 3 private investors with whom the Company has arranged a special agreement granting the Company and these investors, as part of that agreement, further rights and obligations. This agreement comes in addition to other direct agreements signed between the Company and each of the investors. As of December 31, 2023, we have not been informed of any events that would call into question the sustainability of these agreements.

The SAFE Agreements have no maturity date and bear no interest. The Agreements provide the investor with the right to future equity in the Company per the terms of the Agreement. Each Agreement is subject to a valuation cap.

Per the SAFE Agreements entered into, if there is an equity financing round before the SAFE expires or is terminated, the Company will convert the SAFE into shares of the Company's stock. The stock that a SAFE investor is issued will have a liquidation preference that is equal to the original investment amount.

The principal characteristics of the existing SAFE Agreements totalizing $6,444,189 and $2,231,697 at December 31, 2023 and 2022, respectively, can be summarized as follows:

SAFE Agreements 2017

SAFE #	Date	2023	2022	Valuation Cap	Number of agreements
2	07.21.17	$ 100,000	$ 100,000	$ 9,900,000	1
3	08.15.17	20,000	20,000	6,000,000	1
4	08.16.17	25,000	25,000	6,000,000	1
5	08.22.17	10,000	10,000	8,000,000	1
6	08.24.17	25,000	25,000	6,000,000	1
7	08.25.17	50,000	50,000	8,000,000	1
8	09.05.17	25,000	25,000	8,000,000	1
9	09.22.17	25,000	25,000	8,000,000	1
10	11.30.17	200,000	200,000	8,000,000	1
		$ 480,000	$ 480,000		9

NOTE 10 – SIMPLE AGREEMENTS FOR FUTURE EQUITY (SAFE) (Continued)

SAFE Agreements 2021

SAFE #	Date	2023	2022	Valuation Cap	Number of agreements
11	05.14.21	$ 100,000	$ 100,000	$ 12,000,000	1
11	05.14.21	100,000	100,000	12,000,000	1
11	05.14.21	100,000	100,000	12,000,000	1
12	05.14.21	155,500	155,500	17,000,000	81
12	05.14.21	680,949	680,949	17,000,000	1,248
12	05.14.21	43,000	43,000	17,000,000	8
12	05.14.21	93,337	93,337	17,000,000	85
		$ 1,272,786	$ 1,272,786		1,425

SAFE Agreements 2022

SAFE #	Date	2023	2022	Valuation Cap	Number of agreements
14	05.19.22	$ 20,000	$ 20,000	$ 17,000,000	1
15	07.03.22	25,000	25,000	20,000,000	1
16	10.14.22	148,256	148,256	20,000,000	1
17	10.20.22	100,000	100,000	20,000,000	1
18	11.10.22	185,655	185,655	20,000,000	1
		$ 478,911	$ 478,911		5

**NOTE 10 – SIMPLE AGREEMENTS FOR FUTURE EQUITY (SAFE)
(Continued)**

SAFE Agreements 2023

SAFE #	Date	2023	2022	Valuation Cap	Number of agreements
19	02.10.23	$ 171,059	$ -	$ 20,000,000	1
20	05.02.23	50,000	-	20,000,000	1
21	06.01.23	164,051	-	20,000,000	1
22	07.31.23	204,734	-	20,000,000	1
23	08.03.23	10,000	-	20,000,000	1
24	08.23.23	10,000	-	20,000,000	1
25	08.25.23	113,461	-	20,000,000	1
26	09.01.23	100,000	-	20,000,000	1
27	09.14.23	79,470	-	20,000,000	1
28	10.19.23	32,867	-	20,000,000	1
29	11.03.23	171,210	-	20,000,000	1
30	11.24.23	5,640	-	20,000,000	1
31	12.05.23	1,000,000	-	17,500,000	1
32	12.05.23	950,000	-	17,500,000	1
33	12.05.23	1,150,000	-	17,500,000	1
		$ 4,212,492	$ -		15

The Company accounts for the SAFE agreements under *ASC 480 (Distinguishing Liabilities from Equity)*, which requires that they be recorded at fair value as of the balance sheet date.

AIRTHIUM INC. AND SUBSIDIARY

Consolidated Schedules of Selling, General and Administrative Expenses

Years Ended December 31, 2023 and 2022

	2023	2022
Salaries and wages	$ 691,344	$ 613,188
Payroll taxes	119,959	95,683
Employee benefits	10,778	8,665
Travel and entertainment	27,468	25,997
Advertising	132,311	57,791
Repairs and maintenance	245	332
Rent	221,399	99,400
Utilities	118,450	73,326
General insurance	6,926	3,146
Depreciation and amortization	19,453	18,994
Office expense and miscellaneous	5,852	4,711
Postage and delivery	153	1,466
Telecommunications	2,806	1,348
Bank fees	8,807	2,891
Professional fees	160,973	152,330
Outside services	14,220	20,917
Other taxes	8,597	2,070
Total selling, general and administrative expenses	$ 1,549,741	$ 1,182,255